SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CNPJ n.° 02.558.074/0001-73
NIRE 35300158792

RELEVANT FACT

Telesp Celular Participações S.A., with head-office in the City of São Paulo, State of São Paulo, on Avenida Roque Petroni Jr., n.º 1.464, 6.º andar, ("Company" or "TCP"), in compliance with the provisions in Instruction CVM 358/2002, hereby communicates to its shareholders and to the market in general that at a Meeting of the Board of Directors ("RCA") of the Company held on November 04, 2004, the 3 rd Issuance of Promissory Notes for public distribution was resolved, under the terms of Instruction CVM nº 134/90, with simplified registration as provided for in Instruction CVM nº 155/91, in the amount of one billion reais (R$ 1,000,000,000.00), with due regard to the following basic conditions:

Issuer: Telesp Celular Participações S.A.; Unit Face Value : R$ 500,000.00 (five hundred thousand reais); Number of Notes : 2,000 (two thousand); Tenor :180 (one hundred and eighty) days, as from the subscription date of each Note; Series: The Notes shall be issued in one sole series; Yield: it shall be equivalent to up to 101.6% (one hundred and one point six per cent) of the daily average interest rate of one-day Interfinancial Deposit Certificates, CDI "extra-group over"; Subscription and Payment Price: The Notes may be subscribed at any time during the public distribution period at their unit face value, payable in cash, in domestic currency, upon the subscription; Form: registered.

São Paulo, November 5, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.
Paulo Cesar Pereira Teixeira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.